UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

3M COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

File No. 1-3285	41-0417775
(Commission File Number)	(IRS Employer Identification No.)

3M Center, St. Paul, Minnesota	55144-1000
(Address of Principal Executive Offices)	(Zip Code)

Debora Fronczak, Vice President
3M Strategic Sourcing & Packaging Solutions
(651) 733-1110
(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 — Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report (“Form SD”) for 3M Company (“3M,” “Company,” “we,” “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2018.  References to 3M’s website are provided for convenience only, and its contents are not incorporated by reference into this Form SD or the Conflict Minerals Report, nor are they deemed filed with the U.S. Securities and Exchange Commission.

Conflict Minerals are defined by the Securities and Exchange Commission (“SEC”) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively “3TG”). During calendar year 2018, 3M manufactured and contracted to manufacture products in which 3TG were necessary to the functionality or production of those products.

3M therefore conducted a “reasonable country of origin inquiry” (“RCOI”) to determine whether any of those minerals: (1) originated in the Democratic Republic of Congo (“DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (together, the “Covered Countries”); or (2) are from recycled or scrap sources.

A. Introduction:

1.              3M’s Business: 3M is a diversified technology company with a global presence in the following businesses: Safety & Industrial; Transportation & Electronics; Health Care; and Consumer (consolidated from five business groups existing in calendar year 2018). 3M is among the leading manufacturers of products for many of the markets it serves. These businesses have worldwide responsibility for virtually all 3M product lines.

2.              3M Supply Chains: 3M supply chains are complex, including thousands of suppliers spread over different tiers in those chains. Supplied materials are used in products serving numerous industry sectors. 3M is typically many tiers removed from smelters or refiners (SORs) that would have information on mines supplying 3TG. Moreover, to the extent 3TG are present in 3M products the content may be at trace levels. Supply chains have significantly improved their capacity to obtain and transmit SOR identities as compared to the first year that 3M conducted its 3TG supplier inquiry which reflects in part the value of the Responsible Minerals Initiative (“RMI”), in building cross-industry collaboration, due diligence guidance and common supplier inquiry templates that support a more robust infrastructure for multi-tier supply chain inquiry. Still, obtaining information regarding smelters, refiners and mine locations remains challenging. Challenges include delayed supplier responses, incomplete or inconsistent data, and in some cases the need for extensive supplier follow-up.

3.              3M’s Conflict Minerals Policy: 3M first adopted a Conflict Minerals Policy (“Policy”) in 2011. The Policy applies to all 3M suppliers. It was last updated in 2018 and is available on the 3M Supplier Direct website (https://www.3m.com/3M/en_US/suppliers-direct/supplier-requirements/conflict-minerals/) along with other information on 3M’s conflict minerals program. 3M is committed to responsible sourcing of 3TG using the Organisation for Economic Cooperation and Development (“OECD”) Guidance, so as not to support conflict or human rights abuses in the Covered Countries, while avoiding de facto embargoes. This position is consistent with 3M’s Human Rights Policy Statement (http://multimedia.3m.com/mws/media/1029705O/human-rights-policy.pdf) and 3M’s respect for human rights within our own operations and our supply chains, as well as United Nations Guiding Principles for Business and Human Rights. 3M is a signatory to the United Nations Global Compact (UNGC) and is aligned with the ten principles. The 3M Conflict Minerals Policy forms the basis for 3M’s conflict minerals program, and its requirements are communicated to 3M’s suppliers through annual outreach and contract terms. The 3M Supplier Direct website (https://www.3m.com/3M/en_US/suppliers-direct/supplier-requirements/conflict-minerals/) contains training resources on various conflict minerals topics, including practical tips, best practices, and other relevant supplier information.

4.              3M’s Participation in Cross-Industry Efforts: As a downstream company that does not typically contract directly with 3TG smelters or refiners, 3M routinely collaborates with others in the industry through participation in RMI. RMI is a broad-based initiative that develops control systems regarding smelters and refiners through independently validated audits under RMI’s Responsible Minerals Assurance Process (“RMAP”). According to the RMI website, over 350 companies and associations across ten different industries participate in RMI. RMI also engages with a wide variety of organizations to discuss emerging issues, best practices and work on addressing shared challenges. In furtherance of our commitment to industry collaborative controls, and in particular the RMAP program, 3M was one of the early donors to the RMI Initial Audit Fund to provide financial assistance to smelters for their first-year audit. The Fund is intended to reduce barriers to smelter participation in the RMAP. 3M has been a member of RMI since 2011 and was an active member of RMI throughout 2018. Members of 3M’s Conflict Minerals Steering team participated in the RMI Due Diligence Practices Team, Plenary Team, Smelter Engagement Team, and attended the Responsible Business Alliance (“RBA”) and RMI Annual Conference to ensure alignment with program and strategies in 2018. 3M also encouraged suppliers, smelters and refiners to participate in RMI to expand common due diligence efforts.  In addition, 3M, through its third-party provider, encourages SORs identified in 3M’s supply chain but non-conformant to RMAP to enroll in RMAP with monthly reminders to participate.

B. Description of RCOI:

1.              RCOI Elements: The elements of 3M’s RCOI are identification and prioritization of suppliers, supplier data collection, and an assessment of supplier data to determine whether further due diligence is required.

2.              Prioritized Supplier Inquiry: In view of 3M’s complex and extensive supply chains, 3M determined that a reasonably designed and good faith inquiry should focus on higher priority suppliers consistent with RMI’s Five Practical Steps to Support SEC Conflict Minerals Disclosure. 3M designated approximately 46 employees globally as “Conflict Minerals Advisors” (“CMAs”). The CMAs and many other knowledgeable 3M personnel identified products containing 3TG necessary to the functionality or production of those products (“Necessary 3TG”), including products from covered acquisitions. This process resulted in many product families and individual products being screened out from further inquiry, as not containing Necessary 3TG. Through the screening process, the CMAs and other 3M personnel determined to the best of their knowledge that the following product categories may contain Necessary 3TG:

•                  Electrical connectors, cables and cords, electronic chargers, controls, monitors and plated circuitry

•                  Products that include these and other electrical or electronic components

•                  Metallized films and tapes

•                  Some orthodontic products

•                  Fall protection equipment

•                  Fire safety equipment

3M then prioritized its review of these products that may contain Necessary 3TG and the corresponding supply chains taking into account various factors such as estimated content of 3TG, type of mineral, amount of spend, the nature of the supply chain, and supplier location.  3M conducted outreach with suppliers for products that may contain Necessary 3TG, which represented 98% of the in-scope supplier spend in 2018.

3.              Data Collection: Once the relevant higher priority suppliers (“Supplier Group”) were identified, 3M asked the Supplier Group to provide information about the Necessary 3TG in their products based on responses to the industry standard RMI Conflict Minerals Reporting Template (“CMRT”). 3M engaged a third-party provider to assist with Supplier Group outreach and engagement and with data collection and validation.  Accordingly, the CMRT was deployed to the Supplier Group through 3M’s third-party provider’s web portal. That system issued four automatic follow-up reminders to those in the Supplier Group who had not responded to the information requested. Additional direct mail reminders were sent to those in the Supplier Group who had not responded, and follow-up phone calls were made with prioritized suppliers. As part of these phone calls, 3M offered training to the supplier on topics including the importance of the information requested by 3M, the disclosure requirements of the US Dodd-Frank conflict minerals legislation, and how to attach the CMRT into 3M’s third-party provider’s web portal.  In addition, escalation follow-up reminders were sent to those in the Supplier Group who had discrepancies in their CMRT.  Outbound communications were conducted in native languages such as: English, German, simplified-Chinese, French, Italian, Spanish, Portuguese, and Japanese to best collaborate with suppliers to ensure expectations were understood.

4.              Data Validation: 3M and its third-party provider conducted data validation on all submitted CMRTs, and retained all submitted CMRTs for recordkeeping purposes. The goal of data validation is to increase the completeness and accuracy of the submissions and to identify any contradictory responses in the CMRT.  3M’s third-party provider reviewed the responses to determine where further engagement with suppliers was warranted. Those responses were then escalated to 3M for further due diligence and follow-up. We considered untimely or incomplete responses as well as inconsistencies with the data reported in the CMRT in making this determination. For any CMRT that was determined invalid based on this review, the third-party provider’s web platform automatically sent the supplier an email outlining any validation issues with the CMRT question logic or missing fields. 3M’s third-party provider proactively engaged suppliers to educate them on the validity requirements and how to enter CMRT data and/or 3M’s expectation on CMRT information, as appropriate.  The third-party provider’s web portal links to training resources and conflict minerals templates, practical tips, and best practices.

For suppliers responding that materials contained Necessary 3TG, if there were discrepancies in expected mineral content, additional information and potential follow-up was conducted with the supplier to clear the discrepancy. Where appropriate, the third-party provider asked the supplier to submit a new CMRT or revised documentation after such follow-up.

For those suppliers that indicated in their CMRTs that they did not have certain aspects of a conflict minerals program, such as a conflict minerals policy or implementation of due diligence measures for conflict-free sourcing, the CMRTs were still considered valid. However, the third-party provider applied a “strength indicator” identifying if the supplier’s answer on their CMRT indicated a strong or weak conflict minerals program.

With respect to data validation on SOR-related information listed in the submitted CMRTs, the third-party provider’s smelter team compared the SOR names and SOR country locations provided in the suppliers’ submitted CMRTs to the SOR names and SOR country locations that are listed on the “smelter reference list” provided in the RMI-CMRT template form.

The third-party provider validated whether any 3TG sourced from the Covered Countries is conflict-free based on the information provided by our Supplier Group, by RMI and similar gold refining industry auditing programs (London Bullion Market Association and Responsible Jewellery Council), through RMI RCOI data and by other information available on RMI’s website.

Based on the responses received to the Company’s RCOI, which included thousands of alleged SOR names, and information on SOR names, locations and associated countries of origin from the RMI-RCOI data set (to which we have access as a member of RMI), 3M compiled a list of 314 verified, unique SORs, including information regarding associated countries of origin. 3M and its third-party provider performed due diligence on the SORs that were known or reasonably believed to have sourced from the Covered Countries, or that had unknown sourcing as described in the attached Conflict Minerals Report.

C.            Results of RCOI

Downstream companies such as 3M are not likely to have direct information on the sources of minerals upstream of the SORs in their supply chains. Instead, downstream companies rely on available information regarding SORs identified through supplier inquiry. Accordingly, 3M and its third-party provider reviewed supplier responses resulting from the inquiry described in Paragraphs B.3 and B.4 above as well as information from capacity-building interactions and efforts with suppliers to elicit responses and encourage development of conflict minerals programs. These supplier responses and the capacity-building efforts affirmed information on supply chain maturity gathered through participation in the RMI program and other industry associations. 3M has received substantially more SOR names from the Supplier Group in recent years as compared to the beginning of the program. Our supplier response rate increased in 2018, which we believe is an indication of significant progress in the multi-tiered supply chains’ capacity to pass 3TG-related inquiries and information on SORs up and down those supply chains. As a downstream company typically several tiers from SORs, 3M relied on information from direct suppliers, many of them smaller and private companies. The information received on SOR names from direct suppliers suggested that these direct suppliers had made progress in building their conflict minerals programs and capacities to transmit conflict mineral information during 2018.

D.            Conclusion

Based on its RCOI 3M has reason to believe that a portion of its Necessary 3TG may have originated in the Covered Countries and has reason to believe that those Necessary 3TG may not be from recycled or scrap sources. Accordingly, 3M and its third-party provider conducted further due diligence on the source and chain of custody of Necessary 3TG contained in products supplied by the Supplier Group.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934, 3M has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report and both reports are posted to 3M’s Supplier Direct website (https://www.3m.com/3M/en_US/suppliers-direct/supplier-requirements/conflict-minerals/).

Item 1.02                   Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2                     Exhibits

Item 2.01                   Exhibits

Exhibit 1.01 — Conflict Minerals Report for the period January 1 to December 31, 2018, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the duly authorized undersigned.

3M COMPANY

/s/ Eric Hammes

By: Eric Hammes	May 31, 2019

Senior Vice President, Manufacturing & Supply Chain	(Date)